Broadway Street Pooled Trust Preferred Fund A
501 North Broadway
St. Louis, MO 63102

November 26, 2002

Via EDGAR transmission

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Broadway Street Pooled Trust Preferred Fund A Registration Statement on Form N-2 File No. 333-93955

Ladies and Gentlemen:

           Pursuant to Rule 477 of the Securities Act of 1933, as amended, Broadway Street Pooled Trust Preferred Fund A (the “Fund”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Fund's Registration Statement on Form N-2 which was originally filed with the Commission on December 30, 1999 (File No. 333-93955) (along with any exhibits and amendments filed thereto) (the “Registration Statement”).

           The Fund is withdrawing the Registration Statement because it does not intend to conduct the offering of securities contemplated in the Registration Statement at this time. The Registration Statement has not been declared effective, and none of the Fund's securities were sold in connection with the offering previously contemplated to be made under the Registration Statement.

           Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at Broadway Street Pooled Trust Preferred Fund A, 501 North Broadway, St. Louis, MO 63102, and to Jennifer L. Woods, Bryan Cave LLP, 211 North Broadway, Suite 3600, St. Louis, MO 63102.

            If you have any questions regarding this letter, please contact our counsel, Jennifer L. Woods of Bryan Cave LLP, at (314)259-2675.

Sincerely,
BROADWAY STREET POOLED TRUST PREFERRED FUND A

By:	/s/ Patrick R. Koster
Patrick R. Koster, Trustee